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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             GEERLINGS & WADE, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                   368473-10-4
                        --------------------------------
                                 (CUSIP Number)

                                DECEMBER 14, 2001
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 368473-10-4                                                Page 2 of 6

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  1.  Names of Reporting Persons. THE CROSS COUNTRY GROUP, LLC
      I.R.S. Identification Nos. of above persons (entities only)

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  2.  Check the Appropriate Box if a Member of a Group
      (a)  [ ]
      (b)  [ ]  The parties are not members of a Group.

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  3.  SEC Use Only

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  4.  Citizenship or Place of Organization          Massachusetts

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                        5.   Sole Voting Power:         None
  Number of
    Shares            ----------------------------------------------------------
 Beneficially
   Owned by             6.  Shared Voting Power:        None
Each Reporting
 Person With          ----------------------------------------------------------

                        7.  Sole Dispositive Power:     None

                      ----------------------------------------------------------

                        8.  Shared Dispositive Power:   None

--------------------------------------------------------------------------------

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  None

--------------------------------------------------------------------------------

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

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 11.  Percent of Class Represented by Amount in Row (9)      Zero

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 12.  Type of Reporting Person:       OO - Limited Liability Company

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CUSIP No. 368473-10-4                                                Page 3 of 6

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  1.  Names of Reporting Persons. HOWARD L. WOLK
      I.R.S. Identification Nos. of above persons (entities only)

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  2.  Check the Appropriate Box if a Member of a Group
      (a)  [ ]
      (b)  [ ]  The parties are not members of a Group.

--------------------------------------------------------------------------------
  3.  SEC Use Only

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  4.  Citizenship or Place of Organization          United States

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                        5.   Sole Voting Power:         55,000
  Number of
    Shares            ----------------------------------------------------------
 Beneficially
  Owned by              6.  Shared Voting Power:        None
Each Reporting
 Person With          ----------------------------------------------------------

                        7.  Sole Dispositive Power:     55,000

                      ----------------------------------------------------------

                        8.  Shared Dispositive Power:   None

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  9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  55,000

--------------------------------------------------------------------------------

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

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 11.  Percent of Class Represented by Amount in Row (9)     1.43%

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 12.  Type of Reporting Person:   IN

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CUSIP No. 368473-10-4                                                Page 4 of 6


ITEM 1.

          (a) Name of Issuer: GEERLINGS & WADE, INC.

          (b) Address of Issuer's Principal Executive Offices: 960 TURNPIKE STREET, CANTON, MA 02021

ITEM 2.

          (a) Name of Persons Filing: THE CROSS COUNTRY GROUP, LLC ("CCG") & HOWARD L. WOLK ("WOLK")

          (b) Address of Principal Business Office or, if none, Residence: 4040 MYSTIC VALLEY PARKWAY, MEDFORD, MA 02155 (FOR EACH)

          (c) Citizenship: MASSACHUSETTS LIMITED LIABILITY COMPANY (CCG)/U. S. CITIZEN (WOLK)

          (d) Title of Class of Securities: COMMON STOCK, $.01 PAR VALUE PER
              SHARE

          (e) CUSIP Number: 368473-10-4

ITEM 3.

          If this statement is filed pursuant to SS.240.13d-1(b) or SS.240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with SS.240.13d-1(b)
                  (1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with SS.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with SS. 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with SS.240.13d-1(b)(1)(ii)(J).

                  THE FILING IS PURSUANT TO SS.240.13d-2(b), BUT NONE OF THE ABOVE ARE APPLICABLE.

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CUSIP No. 368473-10-4                                                Page 5 of 6


ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: NONE (CCG)/55,000 (WOLK).

     (b) Percent of class: ZERO (CCG)/1.43% (WOLK).

     (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: NONE (CCG)/55,000
                (WOLK).

          (ii)  Shared power to vote or to direct the vote: NONE (FOR EACH).

          (iii) Sole power to dispose or to direct the disposition of NONE (CCG) /55,000 (WOLK).

          (iv) Shared power to dispose or to direct the disposition of NONE (FOR EACH).

ITEM 5.  Ownership of Five Percent or Less of a Class

         THIS STATEMENT IS BEING FILED AS THE RESULT OF THE SALE ON DECEMBER 14, 2001 OF 164,400 SHARES OF THE COMMON STOCK OF THE ISSUER BY THE CROSS COUNTRY GROUP TO MR. THOMAS GRAHAM, IDENTIFIED IN A FOOTNOTE TO THE ORIGINAL STATEMENT AS AN EMPLOYEE OF AN AFFILIATE OF THE CROSS COUNTRY GROUP. THESE SHARES HAD PREVIOUSLY BEEN REPORTED AS ALSO BEING BENEFICIALLY OWNED BY HOWARD L. WOLK, WHO SERVES AS A MANAGING MEMBER OF CCG. ACCORDINGLY, AS A CONSEQUENCE OF THIS TRANSACTION, HOWARD WOLK NO LONGER HAS A 5% INTEREST IN THE ISSUER. (THIS ACQUISITION BRINGS MR. GRAHAM'S TOTAL OF SHARES OWNED TO 167,400.)

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         NOT APPLICABLE.

ITEM 8.  Identification and Classification of Members of the Group

         NOT APPLICABLE.

ITEM 9.  Notice of Dissolution of Group

         NOT APPLICABLE.

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CUSIP No. 368473-10-4                                                Page 6 of 6


ITEM 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 31, 2001
                                             -----------------------------------
                                             Dated


                                             THE CROSS COUNTRY GROUP, LLC


                                             By: /s/ Howard L. Wolk
                                                --------------------------------
                                                Howard L. Wolk, Manager

                                             /s/ Howard L. Wolk
                                             -----------------------------------
                                             HOWARD L. WOLK, INDIVIDUALLY